      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 2000

                                                      REGISTRATION NO. 333-35356
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO
                                    FORM F-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          CONSOLIDATED WATER CO. LTD.
               (Exact name of Registrant as specified in charter)

    CAYMAN ISLANDS, B.W.I.                     NONE
 (State or other jurisdiction     (I.R.S. Employer Identification No.)
of incorporation or registration)


                         TRAFALGAR PLACE, WEST BAY ROAD
                                P.O. BOX 1114GT
                      GRAND CAYMAN, CAYMAN ISLANDS, B.W.I.
                                 (345) 945-4277
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            JEFFREY M. PARKER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CONSOLIDATED WATER CO. LTD.
                        TRAFALGAR PLACE, WEST BAY ROAD,
                                P.O. BOX 1114GT
                      GRAND CAYMAN, CAYMAN ISLANDS, B.W.I.
                                 (345) 945-4277
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   Copies to:

           LESLIE J. CROLAND, P.A.                        JUSTIN P. KLEIN, ESQ.
          STEEL HECTOR & DAVIS LLP               BALLARD SPAHR ANDREWS & INGERSOLL, LLP
  200 SOUTH BISCAYNE BOULEVARD, 40TH FLOOR           1735 MARKET STREET, 51ST FLOOR
            MIAMI, FL 33131-2398                         PHILADELPHIA, PA 19103
               (305) 577-7000                                (215) 864-8606

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as reasonably practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, check the following box [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]

                        CALCULATION OF REGISTRATION FEE

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                                                                  PROPOSED
                                               AMOUNT              MAXIMUM             PROPOSED             AMOUNT OF
             TITLE OF EACH                      TO BE          OFFERING PRICE          AGGREGATE          REGISTRATION
  CLASS OF SECURITIES TO BE REGISTERED      REGISTERED(1)       PER SHARE(2)       OFFERING PRICE(2)           FEE
--------------------------------------------------------------------------------------------------------------------------
Ordinary shares, par value C.I.$1.00           977,500             $7.1875           $7,025,781.25          $1,854.81
--------------------------------------------------------------------------------------------------------------------------
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

(1) Includes 127,500 ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.
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

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Below is an itemized statement of all expenses in connection with the securities to be registered hereunder:

SEC Registration Fee........................................  $1,854.81
NASD Filing Fee.............................................  $1,202.58
Non-Accountable Expense Allowance...........................  $
Legal Fees..................................................  $
Nasdaq National Market Listing Fee..........................  $
Transfer Agent Fees and Expenses............................  $
Blue Sky Qualification Fees and Expenses....................  $
Printing Fees and Expenses..................................  $
Accounting Fees and Expenses................................  $
Miscellaneous Fees and Expenses.............................  $
                                                              ---------
          Total:............................................  $
                                                              =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 40 of our Articles of Association, as amended, provides for the indemnification of directors, officers and other persons associated with our company as follows:

          The directors and officers of Consolidated Water Co. Ltd. (the "Company") and any trustee for the time being acting in relation to any of the affairs of the Company and every former director, officer, or trustee and their respective heirs, executors, administrators and personal representatives (each of such persons being referred to in this Article as "indemnified party") shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duties in their respective offices or trusts, except any which an indemnified party shall incur or sustain by or through his own wilful neglect or default; no indemnified party shall be answerable for the acts, omissions, neglects or defaults of any other director, officer, or trustee, or for joining in any receipt for the sake of conformity, or for the solvency or honesty of any banker or other persons with whom any moneys or effects belonging to the Company may be lodged or deposited for safe custody, or for any insufficiency of any security upon which any monies of the Company may be invested, or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the wilful neglect or default of such indemnified party.

ITEM 16.  EXHIBITS.


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
  *1.         Form of Underwriting Agreement among Consolidated Water Co.
              Ltd. and the underwriters.
   3.1        Amended and Restated Memorandum of Association of
              Consolidated Water Co. Ltd., dated December 4, 1998
              (incorporated by reference to the exhibit filed as part of our Form 20-F for the fiscal year ended December 31, 1998,
              Commission File No. 0-25248).
   3.2        Amended and Restated Articles of Association of Consolidated
              Water Co. Ltd., dated December 4, 1998 (incorporated by
              reference to the exhibit filed as part of our Form 20-F for the fiscal year ended December 31, 1998, Commission File No.
              0-25248).
   5.1        Opinion and Consent of Myers & Alberga.
  10.1        License Agreement, dated July 11, 1990, between Cayman Water
              Company Limited and the Government of the Cayman Islands
              (incorporated herein by reference to the exhibit filed as a part of our Form 20-F dated December 7, 1994, Commission
              File No. 0-25248).
  10.2        First Amendment to License Agreement, dated September 18,
              1990, between Cayman Water Company Limited and the
              Government of the Cayman Islands. (incorporated herein by
              reference to the exhibit filed as a part of our Form 20-F
              dated December 7, 1994, Commission File
              No. 0-25248).
  10.3        Second Amendment to License Agreement, dated February 14,
              1991, between Cayman Water Company Limited and the
              Government of the Cayman Islands. (incorporated herein by
              reference to the exhibit filed as a part of our Form 20-F
              dated December 7, 1994, Commission File
              No. 0-25248).
  10.4        License Agreement, dated October 26, 1992, between Cayman
              Island Government-Portfolio of Communications, Works and
              Agriculture and Cayman Water Company Limited for the supply of non-potable water to SafeHaven Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 20-F dated December 7, 1994, Commission File No. 0-25248).
  10.5        Amendment to License Agreement, dated November 12, 1992,
              between Cayman Island Government -- Portfolio of
              Communications, Works and Agriculture and Cayman Water
              Company Limited for the supply of non-potable water to
              SafeHaven Ltd. (incorporated herein by reference to the
              exhibit filed as a part of our Form 20-F dated December 7,
              1994, Commission File
              No. 0-25248).
  10.6        Service Agreement, dated October 27, 1992, between Cayman
              Water Company Limited and SafeHaven Ltd. (incorporated
              herein by reference to the exhibit filed as a part of our
              Form 20-F dated December 7, 1994, Commission File No.
              0-25248).
  10.7        Amendment to Service Agreement, dated November 25, 1992,
              between Cayman Water Company Limited and SafeHaven Ltd.
              (incorporated herein by reference to the exhibit filed as a part of our Form 20-F dated December 7, 1994, Commission
              File No. 0-25248).
  10.8        Amendment to Service Agreement, dated September 4, 1995,
              between Cayman Water Company Limited and SafeHaven Ltd.
              (incorporated herein by reference to the exhibit filed as a part of our Registration Statement on Form F-1 dated March
              26, 1996, Commission File No. 333-00038).
  10.9        Water Purchase Agreement #2, dated October 14, 1994, between
              Cayman Water Company Limited and Ocean Conversion (Cayman)
              Limited. (incorporated herein by reference to the exhibit
              filed as a part of our Form 20-F dated December 7, 1994,
              Commission File No. 0-25248).
  10.10       Water Purchase Agreement #3, dated October 21, 1994, between
              Cayman Water Company Limited and Ocean Conversion (Cayman)
              Limited. (incorporated herein by reference to the exhibit
              filed as a part of our Form 20-F dated December 7, 1994,
              Commission File No. 0-25248).

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
 *10.11       Employment Contract, dated August 19, 1997, between Cayman
              Water Company Limited and Peter D. Ribbins.
 *10.12       Amendment and Rectification of Engagement Agreement, dated
              October 26, 1999, between Consolidated Water Co. Ltd. and
              Peter D. Ribbins.
 *10.13       Second Amendment of Engagement Agreement, dated March 21,
              2000, between Consolidated Water Co. Ltd. and Peter D.
              Ribbins.
 *10.14       Engagement Agreement, dated December 30, 1998 between
              Consolidated Water Co. Ltd. and Jeffrey Parker.
 *10.15       Amendment of Engagement Agreement, dated October 26, 1999, between Consolidated Water Co. Ltd. and Jeffrey Parker.
 *10.16       Second Amendment of Engagement Agreement, dated March 21,
              2000, between Consolidated Water Co. Ltd. and Jeffrey
              Parker.
 *10.17       Employment Contract, dated August 19, 1998, between Cayman
              Water Company Limited and Gregory Scott McTaggart.
 *10.18       First Amendment to Employment Contract, dated April 17,
              2000, between Consolidated Water Co. Ltd. and Gregory Scott
              McTaggart.
 *10.19       Employment Contract, dated August 31, 1997, between Cayman
              Water Company Limited and Alexander S. Bodden.
 *10.20       First Amendment to Employment Contract, dated April 17,
              2000, between Consolidated Water Co. Ltd. and Alexander S.
              Bodden.
 *10.21       Letter Agreement, dated August 2, 1999, between Consolidated
              Water Co. Ltd. and J. Bruce Bugg.
  10.22       Specimen Service Agreement, between Cayman Water Company
              Limited and consumers (incorporated herein by reference to the exhibit filed as part of our Registration Statement on
              Form F-1 dated March 26, 1996).
  10.23       Specimen Share Incentive Scheme Participation Agreement
              between Cayman Water Company Limited and employees.
              (incorporated herein by reference to the exhibit filed as a part of our Form 20-F, dated December 7, 1994, Commission
              File No. 0-25248).
 *10.24       Summary Share Grant Plan for Directors.
  10.25       Agreement, dated March 31, 1998, among Argyle/Cay-Water
              Limited, J. Bruce Bugg and Cayman Water Company Limited
              (incorporated herein by reference to the exhibit filed as
              part of our Form 20-F for the fiscal year ended December 31,
              1997, Commission File No. 0-25248).
  10.26       Option Deed, dated August 6, 1997, between Cayman Water
              Company Limited and American Stock Transfer & Trust Company
              (incorporated herein by reference to the exhibit filed on
              our Form 6-K, dated August 7, 1997, Commission File No.
              0-25248).
 *10.27       Stock Option Agreement, dated December 15, 1998, between
              Consolidated Water Co. Ltd. and
              R. Jerry Falkner.
  10.28       Agreement, dated April 20, 1999, among Consolidated Water
              Co. Ltd., Ellesmere Britannia Ltd., Cayman Hotel & Golf,
              Inc. and Hyatt Britannia Corporation (incorporated herein by reference to the exhibit filed on our Form 20-F, for the
              fiscal year ended December 31, 1998, Commission File No.
              0-25248).
  10.29       Settlement Agreement, dated April 20, 1999, among
              Consolidated Water Co. Ltd., Ellesmere Britannia Ltd.,
              Cayman Hotel & Golf, Inc. and Hyatt Britannia Corporation
              (incorporated herein by reference to the exhibit filed on
              our Form 20-F, for the fiscal year ended December 31, 1998,
              Commission File No. 0-25248).
 *10.30       Consulting Agreement, dated November 17, 1998, between
              Cayman Water Company Limited and R.J. Falkner & Company,
              Inc.

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
 *10.31       Agreement, dated November 12, 1997, between Commonwealth
              Water Limited, Cayman Water Company Limited and RAV Bahamas
              Limited.
 *10.32       Agreement, dated July 24, 1995, between Cayman Water Company
              Limited and Galleon Beach Resort Limited.
 *10.33       Agreement, dated February 9, 1994, between Cayman Water
              Company Limited and Widar Ltd.
 *10.34       Credit Facility Agreement, dated December 30, 1998, between
              Consolidated Water Co. Ltd. and Royal Bank of Canada.
  10.35       Finance Contract, dated October 3, 1991, between European
              Investment Bank and Cayman Water Company Limited
              (incorporated herein by reference to the exhibit filed as
              part of our Form 20-F, dated December 7, 1994, Commission
              File No. 0-25248).
  10.36       Warrant issued to Joseph Roberts & Co., Inc. (incorporated herein by reference to the exhibit filed as part of our
              Registration Statement on Form F-1 dated March 26, 1996,
              Commission File No. 333-00038).
 *23          Consent of PricewaterhouseCoopers.
 *24          Power of Attorney.


---------------

 * Previously filed with the registration statement.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, (i) the registrant's latest filing on Form 20-F, Form 40-F, or Form 10-K; and any filing on Form 10-Q, Form 8-K or Form 6-K incorporated by reference into the prospectus; and (ii) the latest annual report to security holders that is incorporated by reference in this prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in this prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Grand Cayman, Cayman Islands, on the 16th day of May, 2000.


                                          CONSOLIDATED WATER CO. LTD.

                                          By:       /s/ PETER D. RIBBINS
                                            ------------------------------------
                                            Peter D. Ribbins, President and
                                            Chief Operating Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

               * /s/ JEFFREY M. PARKER                 Chairman of the Board of           May 16, 2000
----------------------------------------------------   Directors and Chief Executive
                  Jeffrey M. Parker                    Officer

                /s/ PETER D. RIBBINS                   President, Chief Operating         May 16, 2000
-----------------------------------------------------  Officer and Director
                  Peter D. Ribbins

              * /s/ ALEXANDER S. BODDEN                Vice President-Finance and         May 16, 2000
----------------------------------------------------   Secretary
                 Alexander S. Bodden

               * /s/ GREGORY McTAGGART                 Vice President-Operations          May 16, 2000
----------------------------------------------------
                  Gregory McTaggart

                                                       Vice-Chairman of the Board of
-----------------------------------------------------  Directors
                 J. Bruce Bugg, Jr.

                * /s/ BRIAN E. BUTLER                  Director                           May 16, 2000
----------------------------------------------------
                   Brian E. Butler

                                                       Director
-----------------------------------------------------
                     Hal N. Carr

               * /s/ RICHARD L. FINLAY                 Director                           May 16, 2000
----------------------------------------------------
                  Richard L. Finlay

           * /s/ CLARENCE B. FLOWERS, JR.              Director                           May 16, 2000
----------------------------------------------------
              Clarence B. Flowers, Jr.

                                                       Director
-----------------------------------------------------
               Frederick W. McTaggart

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----
                * /s/ WILMER PERGANDE                              Director               May 16, 2000
----------------------------------------------------
                   Wilmer Pergande

               * /s/ RAYMOND WHITTAKER                             Director               May 16, 2000
----------------------------------------------------
                  Raymond Whittaker

             * By: /s/ PETER D. RIBBINS
   -----------------------------------------------
                  Peter D. Ribbins
                 as Attorney-in-Fact